Mail Room 4561

								May 23, 2006

Richard Liebman
Chief Financial Officer
Powerhouse Technologies Group, Inc.
555 Twin Dolphin Drive, Suite 650
Redwood City, California 94065

	Re:   	Powerhouse Technologies Group, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed on May 2, 2006
		File No. 333-13117

		Form 10-KSB/A and 10-KSB for the fiscal years ended March 31 and December 31, 2005, respectively

		Forms 10-QSB for the periods ended
		September 30, 2005 and March 31, 2006

		File No. 333-05278-NY

Dear Mr. Liebman:

      We have reviewed your responses and have the following comments. All references to prior comments relate to our letter issued February 16, 2006.

General
1. Please note that pursuant to Rule 310 of Regulation S-T, your next amendment and any other amended filings must be marked to identify paragraphs where changes were made.

2. We are in receipt of your response letter to the outstanding comments on the Forms 10-KSB for the period ended March 31, 2005 and
10-QSB for the period ended September 30, 2005. We will respond to your letter under separate cover. Please be advised that comments relating to the periodic reports must be resolved prior to seeking effectiveness of the above-cited registration statement.

3. We are also in receipt of the copy of the confidential treatment request relating to Exhibit 10.1 to the Annual Report on Form 10-KSB for the fiscal year ended March 31, 2004 and we will respond to your request under separate cover. Please be advised that comments relating to the confidential treatment request must also be resolved prior to seeking effectiveness of the above-cited registration statement.

4. We note your response to prior comment 2. Please update the financial statements to include financials for the quarter ended March 31, 2006.
5. We note that the offering has increased to 120,578,862 shares based in part on transactions that occurred on March 17, 2006, after the initial filing date of this registration statement. In your response letter, provide a detailed analysis supporting the exemption relied upon for the transaction.  The Form 8-K filed March 21,
2006
indicates that you are relying on Section 4(2). We note, however, that these sales occurred after the filing of the initial registration statement and that you attempted to add these shares to your pending registration statement.  As such, it is unclear how you
could have concluded that there was investment intent without a view
to distribute.  It does not appear that you can rely on Rule 152 to
separate the issuance and resale transactions, which are occurring concurrently, since Rule 152 requires that the registration statement be filed subsequent to the 4(2) offering.  Please revise to
provide
appropriate disclosure in your filing regarding these matters. We may have further comment.
6. In addition to the offering integration issue, please advise on the general solicitation issue raised by undertaking a private placement during the pendency of a registration statement.
Include
in your response a discussion of how the purchasers were
identified.
In addition, please tell us whether you represented to the selling shareholders that their shares would be included in the pending registration statement. Please revise to remove these shares from the registration and to provide disclosure regarding the potential consequences to the company and its shareholders as a result of the conduct of the unregistered transaction while your registration statement for the public resales was on file. Appropriate disclosure should be included in the risk factors section and elsewhere in the
Form SB-2, as appropriate.
7. Additionally, please tell us whether you have included in this registration statement the shares of common stock underlying the warrants issued to Hugh Deane and Richard Wells in the March 10, 2006
Final Settlement Agreement. If so, please address the issues raised in the two immediately preceding comments above with respect to these shares.
8. We note that you are attempting to register for resale a total of
120,578,862 shares of common stock, including common stock underlying warrants and preferred stock. We also note that your authorized capital stock consists of only 100 million shares of common stock. Please provide appropriate disclosure as to how you intend to effect this offering and your obligations and liabilities to the selling stockholders with respect to the shortfall in authorized common stock.

Selling Stockholders, page 9
9. Please explain your statement on page 11 that "No Selling Stockholder has had a material relationship with the Company within the past three years except as otherwise indicated in the footnotes below." For example, we note that Alex Mashinsky is on your board of directors and exercises voting and dispositive powers over the shares held by Governing Dynamics Investment, LLC. We could not find disclosure in the footnotes linking Governing Dynamics and Mr. Mashinsky`s board membership, however. Please revise to provide all information required by Item 507 of Regulation S-B.
10. We note that you have presented seven different tables listing the selling stockholders. We also note that some selling stockholders appear in more than one table, and that for the same selling stockholder, the number under the column titled "Number of Common Stock Owned Beneficially Prior to the Offering" may differ among the tables. See, e.g., Governing Dynamics Investments, LLC and
LBI Group, Inc. in Tables 1 and 3. This creates unclear disclosure as to how many shares are owned and being sold by each selling stockholder. Please note that we consider the "offering" to be the registered resale of the securities, not the private placement by which the selling stockholder received their securities. Please revise to aggregate all information regarding the selling stockholders into one table. Please ensure that you have included all disclosure required by Item 507 of Regulation S-B, such as the amount of securities of a class owned by the selling stockholder before the offering and the amount being offered in this registration statement. To disclose the transaction whereby the selling stockholder received their securities, you may want to include this information in footnotes to the selling stockholder table.
11. In addition, we note that Table 6 includes a column titled "Number of Warrants Owned Beneficially Prior to the Offering." Because you are registering for resale the common stock underlying the warrants and not the warrants themselves, and because Item 507 of
Regulation S-B requires disclosure with respect to the securities being offered, please revise to provide disclosure relating to the common stock underlying the warrants.
12. We note the revised disclosure in the plan of distribution. Please identify the affiliates of registered broker-dealer in a footnote to the selling stockholder table and include the representation regarding whether they purchased the shares in the ordinary course without a view to distribute the shares.

Form 10-KSB/A for the fiscal year ended March 31, 2005

Controls and Procedures
13. Please refer to prior comments 9 - 12. Your responses do not address the concerns raised by our comments and we therefore reissue them. Each periodic report should render the effectiveness conclusion as of the period covered by that report, not as of the date the report is amended. To the extent you provide updating information in an amendment, that information should be provided separate from the Item requirements of 307 and 308 of Regulation S-B.
Moreover, where you conclude that the disclosure controls and procedures were not effective, you should disclose all of the material steps taken as of the period covered by the report to address the material weakness. In this regard, your Item 308 disclosure should specify what changes, if any, occurred in the relevant quarter. Please provide a supplemental response to each of the prior comments addressing the issues raised and confirm that you will conform your disclosures in future filings.

Form 10-KSB for the fiscal year ended December 31, 2006
14. You state on page 21 that the Company undertook corrective actions, "including" the search for additional staff and recruiting of outside board members. Please confirm that there were no other measures undertaken subsequent to December 31, 2005 to the time of filing the Form 10-KSB to remedy the material weaknesses.
Confirm,
if true, that the costs associated with the remedial measures were not material.

Form 10-QSB for the period ended March 31, 2006
15. Rule13a-15(e) of the Exchange Act requires not only that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" but also that such information is "accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure."
If you elect to define disclosure controls and procedures instead of, or in addition to referring to the rule, you must include the entire definition.
16. Given your disclosure in the December 31, 2005 transition annual report that you had identified three material weaknesses, please revise the 10-QSB to identify the material weakness and to state whether or not each of the three weaknesses continues to exist.
17. In light of your disclosure that you "continued implementing changes that [you] conceived during the nine months ended December 31, 2005," clarify whether you began implementing any changes to your internal control over financial reporting prior to December 31, 2005.
18. Disclose the numbers of additional staff you have hired to date and expect to hire, if any. Further, clarify whether the hiring of additional experienced accounting staff, engaging outside accounting consultants and establishing an audit committee are the only changes you have taken or expect to take to remedy the material weaknesses and when these steps were or will be taken. Are there any other measures not discussed, for example, procedural changes, software enhancements or other measures, that you expect to put in place? Your disclosure should describe management`s comprehensive plan and timetable for effectively addressing the material weaknesses. To the extent the remedial plan involves material costs, they should be discussed as well.

      As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or Anne Nguyen, Special Counsel, at 202-551-3611. If you still require further assistance, please contact the undersigned at
202-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


cc:  	Via facsimile:  404-233-2188
      Robert B. Goldberg, Esq.
      Ellis Funk, P.C.
Richard Liebman
Powerhouse Technologies Group, Inc.
May 23, 2006
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